Exhibit 99.1

Announcement Thursday, 26 March 2026	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE ASSUMES CONTROL OF BEAUMONT NEW AMMONIA OPERATIONS

Woodside Energy has assumed operational control of the Beaumont New Ammonia (BNA) facility in southeast Texas, following successful completion of performance testing and handover from OCI Global.

BNA has the capacity to produce and export up to 1.1 million tonnes per annum of ammonia and adds diversity to Woodside’s portfolio. BNA has the potential to approximately double US ammonia exports, contributing to regional economic growth.1

Woodside CEO Liz Westcott said: “Successful completion of performance testing and assumption of operational control of the Beaumont New Ammonia facility is an important milestone in Woodside’s strategy to invest in new energy products and lower-carbon services.

“In the facility’s operational phase and in the face of current market disruptions, we remain focused on safely delivering ammonia supply to our customers. In the longer term, we retain our goal of supporting the development of a competitive lower-carbon ammonia sector.”

In September 2024, Woodside acquired 100% of OCI Clean Ammonia Holding B.V. The agreed all-cash consideration was approximately $2,350 million, inclusive of capital expenditure through completion, with 80% paid by Woodside at the time of acquisition and a 20% residual now paid on assumption of operational control by Woodside, less adjustments for closing and other items.2

Ammonia production at BNA commenced in December 2025. Production of lower-carbon ammonia is now likely to occur after 2026 due to construction issues at the third-party feedstock supply facility.

Woodside continues to advance its position in the ammonia market by progressing offtake agreements from BNA. Woodside has secured offtake agreements at prevailing market prices from the conventional ammonia market, and further sale agreements are being advanced in line with anticipated BNA production output.

[1]	Estimates based on data outlined in Straits Research, United States Ammonia Market Assessment 2025 by Pricing, Production, Consumption and Trade Analysis
[2]	The consideration is not capital expenditure and the residual payment will be separately disclosed in the 2026 consolidated statement of cash flows.

INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding timing and completion of projects and expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘enable’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.